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                          April 15, 2022

       Pardeep Nijhawan
       Chief Executive Officer
       Edesa Biotech, Inc.
       100 Spy Court
       Markham, Ontario, Canada L3R 5H6

                                                        Re: Edesa Biotech, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 11,
2022
                                                            File No. 333-264235

       Dear Dr. Nijhawan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Tracy F. Buffer, Esq.